UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RGC Resources, Inc.

 (Name of Issuer)

Common Stock

(Title of Class of Securities)

74955 L 103

(CUSIP Number)

Anita G. Zucker
c/o The Inter Tech Group, Inc.
4838 Jenkins Avenue
North Charleston, SC 29405
(843) 744-5174

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

with a copy to:
George S. King, Jr., Esq.
Haynsworth Sinkler Boyd, P.A.
Post Office Box 11889, Columbia, South Carolina 29211
(803) 779-3080

July 5, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the  Securities  Exchange  Act of 1934 ("Act") or otherwise  subject to the liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the Notes).

SCHEDULE 13D

CUSIP NO. 74955 L03	PAGE 2 OF 6

1. NAME OF REPORTING PERSON

    Anita G. Zucker

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                    (a) [ ]
   (b) [ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
       00, PF

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

6. CITIZENSHIP OR PLACE OF ORGANIZATION
     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

     7. SOLE VOTING POWER
          358,672

     8. SHARED VOTING POWER
          0

   9. SOLE DISPOSITIVE POWER
          358,672

     10. SHARED DISPOSITIVE POWER
          0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          358,672

12.  CHECK IF THE  AGGREGATE  AMOUNT IN ROW (11)  EXCLUDES  CERTAIN  SHARES (See
     Instructions ) [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 5.0

14.  TYPE OF REPORTING PERSON (See Instructions)   IN

Item 1.     Security and Issuer

     Common  stock,  $5 par value,  of RCG Resources, Inc., 519 Kimball Avenue, N.E., Roanoke, Virginia 24016 (the "Issuer").

Item 2.     Identity and Background

     Anita G.  Zucker is a natural person whose business address is c/o The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405.  Mrs. Zucker is the Trustee of The Article 6 Marital Trust (the "Trust"), a transferee of The Jerry Zucker Revocable Trust dated March 20, 2007.  Mrs. Zucker's principal occupation is as the Chairperson and chief executive officer of The InterTech Group, Inc., 4838 Jenkins Avenue, North Charleston, South Carolina 29405.  Mrs. Zucker has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, state or federal securities laws or finding any violation with respect to such laws.  Mrs. Zucker is a citizen of the State of South Carolina and the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration

     Previously reported.

Item 4. Purpose of Transaction

     Mrs. Zucker and the Trust acquired the shares for investment purposes.  They will continue to review the performance of and prospects for this investment and their investment alternatives.   As part of the ongoing review of their investments in the shares, they may explore from time to time a variety of alternatives, including the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer in the open market or in privately negotiated transactions.  They may also explore other alternatives with respect to their investments in the shares, including but not limited to an extraordinary corporate transaction involving the Issuer, changes in the present board of directors or management of the Issuer, or changes in the Issuer's business or corporate structure.  Although the foregoing reflects activities presently contemplated by them with respect to the Issuer, the foregoing is subject to change at any time, and there can be no assurance that they will take any of the actions referred to above.

Except as set forth in the preceding  paragraph, as of the date hereof, they do not have any plan or proposal that relates to or would result in:

(a)      The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)      An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)      A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)      Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)      Any material change in the present capitalization or dividend policy of the Issuer;

(f)      Any other material change in the Issuer's business or corporate structure;

(g)      Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)      Any action similar to any of those enumerated above.

Notwithstanding the foregoing, they reserve the right to effect any such actions as they may deem necessary or appropriate in the future.

Item 5.     Interest in Securities of the Issuer

     Mrs. Zucker and the Trust own, in the aggregate, 358,672 shares, or less than 5%, of the Issuer's common stock. Mrs. Zucker, individually or as Trustee of the Trust, has sole voting, investment and dispositive power with respect to those shares.

     The following table lists all of the transactions in the Issuer's securities effected in the sixty days preceding the date of this statement by Mrs. Zucker and the Trust. The transactions listed were all sales. All of the transactions were effected through brokers.

Transactions by the Trust:

Date	Number of Shares	Price per Share

7/5/2017	16,268	$28.3014
6/29/2017	1,773	$28.0368
6/28/2017	787	$28.1056
6/9/2017	2,399	$27.5000
6/5/2017	239	$27.4257
6/2/2017	8,502	$25.8231
6/2/2017	2,500	$25.1197
5/30/2017	1,650	$24.7500
5/26/2017	1,540	$24.7618
5/25/2017	689	$24.7500
5/25/2017	1,810	$24.8182
5/23/2017	341	$24.7500
5/16/2017	771	$24.7423
5/12/2017	489	$24.7623
5/11/2017	932	$24.5000
5/11/2017	210	$24.7500
5/10/2017	2,253	$23.8479
5/10/2017	1,568	$24.5120
5/9/2017	2,494	$23.7223
5/9/2017	247	$23.8500
5/8/2017	973	$23.7500
5/5/2017	85	$23.7500

On July 5, 2017, Mrs. Zucker and the Trust ceased to be beneficial owners of more than five percent of the class of securities.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Not applicable.

Item 7. Material to Be Filed as Exhibits

        None.

Signature

After  reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2017

s/Anita G. Zucker
---------------------------------------------
Anita G. Zucker, individually and as Trustee
for The Article 6 Marital Trust